U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One:):  [ ]   Form 10-K       [ ]   Form 20-F        [  ]  Form 11-K
               [X]   Form 10-Q       [ ]   Form N-SAR

                       For Period Ended: October 31, 2003

[   ]    Transition Report on Form 10-K
[   ]    Transition Report on Form 20-F
[   ]    Transition Report on Form 11-K
[   ]    Transition Report on Form 10-Q
[   ]    Transition Report on Form N-SAR

For Period Ended:     N/A
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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I - Registrant Information
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         Full Name of Registrant    Frontline Capital Group
                                    --------------------------------------------
         Former Name if Applicable  Reckson Services Industries, Inc.
                                    --------------------------------------------

         Address of Principal Executive Office (street and number)

         405 Lexington Avenue
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         City, State and Zip Code

         New York, New York 10174
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

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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,
11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Form 10-Q could not be filed within the prescribed time period because the registrant lacked certain financial data from its new consolidated subsidiary, Reckson Strategic Venture Partners, LLC, which was required to complete the filing, and such information could not be obtained within the prescribed time period without unreasonable effort and expense.

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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

        James D. Burnham                 (212) 931-8024
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        (Name)                          (Telephone Number)

(2) have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported on Form 8-K, effective September 10, 2003, FrontLine Capital Group's (FrontLine) subsidiary HQ Global Holdings, Inc. (HQ) emerged from bankruptcy causing FrontLine to no longer have an ownership interest in this company and this company's results no longer being consolidated with FrontLine's. Accordingly, the results for HQ will now be reflected as discontinued operations, which is a significant difference impacting most line items in the financial statements. Further, as a result of this transaction a non-cash gain in excess of $400 million will be recognized in the third quarter of 2003, which offsets the substantial losses from HQ that had previously been recognized in FrontLine's results of operations. Through June 30, 2003, FrontLine had recognized approximately $471 million of losses in excess of its investment in this subsidiary.

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                             FRONTLINE CAPITAL GROUP
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2003      By: /s/  James D. Burnham
                                 -------------------------------------------
                                 Name: James D. Burnham
                                 Title: Chief Financial Officer and Treasurer
                                        (Chief Accounting Officer)